September 11, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Corey Jennings and Michael Coco

Re:	Defi Technologies Inc. (a/k/a Valour Inc.)
Form 40-F filed November 10, 2021
Amended on February 25, 2022, April 11, 2022 and June 7, 2022
File No. 001-41056

Ladies and Gentlemen:

DeFi Technologies Inc. (a/k/a Valour Inc. the “Company”) hereby requests that its Form 40-F filed on November 10, 2021 as amended on February 25, 2022, April 11, 2022 and June 7, 2022 (collectively, the “Original 40-F”) be withdrawn. The Company intends to file a new Form 40-F which will include responses to any remaining comments of the Staff on the Original 40-F following the withdrawal of the Original 40-F.

Please call John D. Hogoboom of Lowenstein Sandler LLP at (973) 597-2382 with any questions.

Very truly yours,

DEFI TECHNOLOGIES INC.

By:	/s/ Kenny Choi
Name:	Kenny Choi
Title:	Corporate Secretary